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                             May 22, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       GROUNDFLOOR FINANCE INC.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR FINANCE
INC.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 13, 2020
                                                            File No. 024-11188

       Dear Mr. Bhargava:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2020 letter.



       Amendment No. 1 to Form 1-A Filed May 13, 2020

       Experts, page 48

   1. Please tell us if you have relied upon Hughes Pittman & Gupton, LLP, the independent auditor for your
financial statements as of and for the year ended December 31, 2018, as experts. Additionally,
have your auditors amend their consents to acknowledge the
                                                        reference to them under
the caption "Experts," if applicable. Reference is made to Item 17 paragraph 11 of the
instruction to Form 1-A.
              You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please
 Nick Bhargava
GROUNDFLOOR FINANCE INC.
May 22, 2020
Page 2

contact Ruairi Regan at 202-551-3269 or Jim Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,
FirstName LastNameNick Bhargava
                                                         Division of
Corporation Finance
Comapany NameGROUNDFLOOR FINANCE INC.
                                                         Office of Real Estate
& Construction
May 22, 2020 Page 2
cc:       Brian Korn, Esq.
FirstName LastName